UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

(212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 29, 2021, CACM Group NY, Inc. (the “Seller”), a wholly-owned subsidiary of Color Star Technology Co., Ltd. (the “Company”), entered into a share purchase agreement (the “Agreement”) with Baydolphin, Inc. (the “Buyer”). Pursuant to the Agreement, the Seller agreed to sell, and the Buyer agreed to purchase 80% of the outstanding equity interest of Baytao LLC for a consideration of $100. Prior to the sale, Baytao LLC had no operation or asset. Upon completion of the sale, Baytao ceases to be a subsidiary of the Company.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement, dated June 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2021	COLOR STAR TECHNOLOGY CO., LTD.

	By:	/s/ Basil Wilson
	Name:	Basil Wilson
	Title:	Chief Executive Officer

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